June 27, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:           Compass EMP Funds Trust (File Nos. 811-22696; 333-181176)

Dear Sir/Madam:

        On behalf of Compass EMP Funds Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 24 to the Trust’s Registration Statement (the “Amendment”) under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The main purpose of this filing is to provide the definitive Prospectus and Statement of Additional Information for Compass EMP U.S. 500 Volatility Weighted Index ETF, Compass EMP U.S. Discovery 500 Enhanced Volatility Weighted Index ETF, Compass EMP U.S. 500 Enhanced Volatility Weighted Index ETF, Compass EMP Developed 500 Enhanced Volatility Weighted Index ETF and Compass EMP U.S. EQ Income 100 Enhanced Volatility Weighted Index ETF.  We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

724763.12

THOMPSON HINE LLP	41 South High Street	www.ThompsonHine.com
ATTORNEYS AT LAW	Suite 1700	Phone: 614.469.3200
	Columbus, Ohio 43215-6101	Fax: 614-469.3361